Filed by Sorin S.p.A.

pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Companies: Sorin S.p.A., Cyberonics, Inc. and LivaNova PLC

Date: September 10, 2015

This filing relates to a proposed business combination involving

Sorin S.p.A., Cyberonics, Inc. and LivaNova PLC

(Subject Company Commission File No.: 000-19806;

Commission File No. for Registration Statement on Form S-4: 333-203510)

CREATING LIVANOVA, A PREMIER GLOBAL MEDICAL TECHNOLOGY COMPANY

Important
Information
for
Investors
and
Shareholders
This
presentation
is
for
informational
purposes
only
and
is
not
intended
to
and
does
not
constitute
an
offer
to
sell
or
the
solicitation
of
an
offer
to
subscribe
for
or
buy
or
an
invitation
to
purchase
or
subscribe
for
any
securities
or
the
solicitation
of
any
vote
in
any
jurisdiction
pursuant
to
the
proposed
merger
transactions
involving
Cyberonics
Inc.
(“Cyberonics”),
LivaNova
PLC
(“LivaNova”)
and
Sorin
S.p.A.
(“Sorin”)
or
otherwise,
nor
shall
there
be
any
sale,
issuance
or
transfer
of
securities
in
any
jurisdiction
in
contravention
of
applicable
law.
No
offer
of
securities
shall
be
made
except
by
means
of
a
prospectus
meeting
the
requirements
of
Section
10
of
the
Securities
Act
of
1933,
as
amended,
and
applicable
European
regulations.
Subject
to
certain
exceptions
to
be
approved
by
the
relevant
regulators
or
certain
facts
to
be
ascertained,
the
public
offer
will
not
be
made
directly
or
indirectly,
in
or
into
any
jurisdiction
where
to
do
so
would
constitute
a
violation
of
the
laws
of
such
jurisdiction,
or
by
use
of
the
mails
or
by
any
means
or
instrumentality
(including
without
limitation,
facsimile
transmission,
telephone
and
the
internet)
of
interstate
or
foreign
commerce,
or
any
facility
of
a
national
securities
exchange,
of
any
such
jurisdiction.
This
communication
does
not
represent
a
public
offering
in
Italy,
pursuant
to
Section
1,
letter
(t)
of
Legislative
Decree
no.
58
of
February
24,
1998,
as
amended.
LivaNova
has
filed
with
the
Securities
and
Exchange
Commission
(the
“SEC”)
a
registration
statement
on
Form
S-4,
which
includes
a
proxy
statement
of
Cyberonics
that
also
constitutes
a
prospectus
of
LivaNova
(the
“proxy
statement/prospectus”).
The
registration
statement
on
Form
S-4
was
declared
effective
by
the
SEC
on
August
19,
2015,
and
a
definitive
proxy
statement/prospectus
will
be
delivered
as
required
by
applicable
law.
INVESTORS
AND
SHAREHOLDERS
ARE
URGED
TO
READ
THE
DEFINITIVE
PROXY
STATEMENT/PROSPECTUS
AND
OTHER
RELEVANT
DOCUMENTS
FILED
OR
TO
BE
FILED
WITH
THE
SEC,
CAREFULLY
AND
IN
THEIR
ENTIRETY,
WHEN
THEY
BECOME
AVAILABLE
BECAUSE
THEY
WILL
CONTAIN
IMPORTANT
INFORMATION
ABOUT
SORIN,
CYBERONICS,
LIVANOVA,
THE
PROPOSED
MERGER
TRANSACTIONS
INVOLVING
CYBERONICS,
SORIN
AND
LIVANOVA
AND
RELATED
MATTERS.
Investors
and
shareholders
are
able
to
obtain
free
copies
of
the
definitive
proxy
statement/prospectus
and
other
documents
filed
with
the
SEC
by
the
parties
through
the
website
maintained
by
the
SEC
at
www.sec.gov.
In
addition,
investors
and
shareholders
are
able
to
obtain
free
copies
of
the
definitive
proxy
statement/prospectus
and
other
documents
filed
with
the
SEC
(1)
on
Cyberonics’
website
at
www.cyberonics.com
within
the
“Investor
Relations”
section
or
by
contacting
Cyberonics’
Investor
Relations
(for
documents
made
available
to
Cyberonics’
shareholders)
or
(2)
on
Sorin’s
website
at
www.sorin.com
(for
documents
made
available
to
Sorin’s
shareholders).
The
presentation,
publication
or
distribution
of
this
presentation
in
certain
jurisdictions
may
be
restricted
by
law,
and
therefore
persons
in
such
jurisdictions
into
which
this
presentation
is
released,
published
or
distributed
should
inform
themselves
about
and
observe
such
restrictions.
Italian
CONSOB
Regulation
No.
11971
of
May
14,
1999
Prior
to
the
extraordinary
meeting
of
Sorin
shareholders,
Sorin
has
voluntarily
made
available
an
information
document
pursuant
to
Article
70,
paragraph
6,
of
the
CONSOB
Regulation
on
Issuers
(CONSOB
Regulation
no.
11971
of
May
14,
1999,
as
amended),
in
accordance
with
applicable
terms.
Italian
CONSOB
Regulation
No.
17221
of
March
10,
2010
Pursuant
to
Article
6
of
the
CONSOB
Regulation
no.
17221
of
March
12,
2010
(as
amended,
the
“CONSOB
Regulation”),
LivaNova
is
a
related
party
of
Sorin,
being
a
wholly
owned
subsidiary
of
Sorin.
The
merger
agreement
providing
for
the
terms
and
conditions
of
the
transaction,
which
exceeds
the
thresholds
for
“significant
transactions”
pursuant
to
the
Regulation,
was
approved
unanimously
by
the
board
of
directors
of
Sorin.
The
merger
agreement
and
the
merger
of
Sorin
into
LivaNova
are
subject
to
the
exemption
set
forth
in
Article
14
of
the
CONSOB
Regulation
and
Article
13.1.(v)
of
the
“Procedura
per
operazioni
con
parti
correlate”
(“Procedures
for
transactions
with
related
parties”)
adopted
by
Sorin
on
October
26,
2010
and
published
on
its
website
(www.sorin.com).
Pursuant
to
this
exemption,
Sorin
has
not
and
will
not
publish
an
information
document
(documento
informativo)
for
related
party
transactions
as
provided
by
Article
5
of
the
CONSOB
Regulation.
Participants
in
the
Distribution
Sorin,
Cyberonics
and
LivaNova
and
their
respective
directors
and
executive
officers
may
be
deemed
to
be
participants
in
the
solicitation
of
proxies
from
the
shareholders
of
Cyberonics
with
respect
to
the
proposed
transactions
contemplated
by
the
proxy
statement/prospectus.
Information
regarding
the
persons
who
are,
under
the
rules
of
the
SEC,
participants
in
the
solicitation
of
proxies
from
the
shareholders
of
Cyberonics
in
connection
with
the
proposed
transactions,
including
a
description
of
their
direct
or
indirect
interests,
on
account
of
security
holdings
or
otherwise,
is
set
forth
in
the
definitive
proxy
statement/prospectus
filed
with
the
SEC.
Information
regarding
Cyberonics’
directors
and
executive
officers
is
contained
in
Cyberonics’
Annual
Report
on
Form
10-K
for
the
fiscal
year
ended
on
April
24,
2015,
as
amended
from
time
to
time,
which
is
filed
with
the
SEC
and
can
be
obtained
free
of
charge
from
the
sources
indicated
above.
Safe
harbor
statement
This
presentation
contains
forward-looking
statements
within
the
meaning
of
Section
27A
of
the
Securities
Act
of
1933,
as
amended
and
Section
21E
of
the
Securities
Exchange
Act
of
1934,
as
amended.
These
statements
can
be
identified
by
the
use
of
forward-
looking
terminology,
including
"may,"
"believe,"
"will,"
"expect,"
"anticipate,"
"estimate,"
"plan,"
"intend,"
"forecast,"
or
other
similar
words.
Statements
contained
in
this
presentation
are
based
on
information
presently
available
to
Cyberonics,
Sorin
and
LivaNova
and
assumptions
that
the
parties
believe
to
be
reasonable.
Cyberonics,
Sorin
and
LivaNova
are
not
assuming
any
duty
to
update
this
information
if
those
facts
change
or
if
the
assumptions
are
no
longer
believed
to
be
reasonable.
Investors
are
cautioned
that
all
such
statements
involve
risks
and
uncertainties,
including
without
limitation,
statements
concerning
conducting
our
special
meeting
of
stockholders
and
closing
the
proposed
merger
transactions
involving
Cyberonics,
Sorin
and
LivaNova.
Important
factors
that
may
cause
actual
results
to
differ
include,
but
are
not
limited
to:
the
failure
to
obtain
applicable
regulatory
or
shareholder
approvals
in
a
timely
manner
or
otherwise,
or
the
requirement
to
accept
conditions
that
could
reduce
the
anticipated
benefits
of
the
proposed
transactions
as
a
condition
to
obtaining
regulatory
approvals;
the
failure
to
satisfy
other
closing
conditions
to
the
proposed
transactions;
the
length
of
time
necessary
to
consummate
the
proposed
transactions,
which
may
be
longer
than
anticipated
for
various
reasons;
risks
that
the
new
businesses
will
not
be
integrated
successfully
or
that
the
combined
companies
will
not
realize
estimated
cost
savings,
value
of
certain
tax
assets,
synergies
and
growth,
or
that
such
benefits
may
take
longer
to
realize
than
expected;
the
inability
of
Cyberonics,
Sorin
and
LivaNova
to
meet
expectations
regarding
the
timing,
completion
and
accounting
and
tax
treatments
with
respect
to
the
proposed
transactions;
risks
relating
to
unanticipated
costs
of
integration,
including
operating
costs,
customer
loss
or
business
disruption
being
greater
than
expected;
reductions
in
customer
spending,
a
slowdown
in
customer
payments
and
changes
in
customer
demand
for
products
and
services;
unanticipated
changes
relating
to
competitive
factors
in
the
industries
in
which
the
companies
operate;
the
ability
to
hire
and
retain
key
personnel;
the
potential
impact
of
announcement
or
consummation
of
the
proposed
transactions
on
relationships
with
third
parties,
including
customers,
employees
and
competitors;
the
ability
to
attract
new
customers
and
retain
existing
customers
in
the
manner
anticipated;
reliance
on
and
integration
of
information
technology
systems;
changes
in
legislation
or
governmental
regulations
affecting
the
companies;
international,
national
or
local
economic,
social
or
political
conditions
that
could
adversely
affect
the
companies
or
their
customers;
conditions
in
the
credit
markets;
risks
to
the
industries
in
which
Cyberonics,
Sorin
and
LivaNova
operate
that
are
described
in
the
“Risk
Factors”
section
of
the
Annual
Reports
on
Form
10-K,
Quarterly
Reports
on
Form
10-Q
and
other
documents
filed
from
time
to
time
with
the
SEC
by
Cyberonics
and
LivaNova
and
the
analogous
section
from
Sorin’s
annual
reports
and
other
documents
filed
from
time
to
time
with
the
Italian
financial
market
regulator
(CONSOB)
by
Sorin;
risks
associated
with
assumptions
the
parties
make
in
connection
with
the
parties’
critical
accounting
estimates
and
legal
proceedings;
the
parties’
international
operations,
which
are
subject
to
the
risks
of
currency
fluctuations
and
foreign
exchange
controls;
and
the
potential
of
international
unrest,
economic
downturn
or
effects
of
currencies,
tax
assessments,
tax
adjustments,
anticipated
tax
rates,
raw
material
costs
or
availability,
benefit
or
retirement
plan
costs,
or
other
regulatory
compliance
costs.
The
foregoing
list
of
factors
is
not
exhaustive.
You
should
carefully
consider
the
foregoing
factors
and
the
other
risks
and
uncertainties
that
affect
the
parties’
businesses,
including
those
described
in
Cyberonics’
Annual
Report
on
Form
10-K,
as
amended
from
time
to
time,
Quarterly
Reports
on
Form
10-Q,
Current
Reports
on
Form
8-K
and
other
documents
filed
from
time
to
time
with
the
SEC
by
Cyberonics
and
LivaNova
and
those
described
in
Sorin’s
annual
reports,
registration
documents
and
other
documents
filed
from
time
to
time
with
CONSOB
by
Sorin.
Nothing
in
this
presentation
is
intended,
or
is
to
be
construed,
as
a
profit
forecast
or
to
be
interpreted
to
mean
that
earnings
per
Sorin
share
or
Cyberonics
share
for
the
current
or
any
future
financial
years
or
those
of
the
combined
group,
will
necessarily
match
or
exceed
the
historical
published
earnings
per
Sorin
share
or
Cyberonics
share,
as
applicable.
None
of
Cyberonics,
Sorin
and
LivaNova
gives
any
assurance
(1)
that
any
of
Cyberonics,
Sorin
or
LivaNova
will
achieve
its
expectations,
or
(2)
concerning
any
result
or
the
timing
thereof,
in
each
case,
with
respect
to
any
regulatory
action,
administrative
proceedings,
government
investigations,
litigation,
warning
letters,
consent
decree,
cost
reductions,
business
strategies,
earnings
or
revenue
trends
or
future
financial
results.
Disclaimer / Safe Harbor Statement
2

•
Diverse, market-leading product portfolio to drive shareholder value
•
Technical and commercial scale across geographies to enhance revenue growth
•
Focused innovation platform to exploit market opportunities and accelerate product development in Heart
Failure, Sleep Apnea and Percutaneous Mitral Valve to improve patient outcomes
•
All-stock
transaction
resulting
in
pro
forma
combined
equity
value
of
approximately
$3.2
billion
•
Transaction
expected
to
drive
cash
flow
generation
and
be
cash
EPS
accretive
to
all
shareholders
from
2016
Sorin Group and Cyberonics Inc. to create LivaNova, a leading global medical technology company
3
1)
Based
on
the
closing
share
price
of
Sorin
Group
and
Cyberonics
on
31
August
2015.
Market
capitalizations
translated
at
€/$
exchange
rate
of
31
August
2015.
2)
Cash
EPS
based
on
US
GAAP,
excluding
transaction
related
expenses,
purchase
accounting
and
stock
based
compensation
expenses.
Calculated
on
a
fully
diluted
basis

Compelling strategic rationale
Leadership in Large and
Growing Markets
Opportunities in Three
Multi-Billion Dollar
Specialty Markets
Global Scale and
Geographic
Diversification
Highly Complementary
Technologies
Strong Balance Sheet to
Execute Plan

FY
revenues
Cyberonics
and Sorin
at a glance
5
1)
FY
2015
figures
as
of
April
24   ,
2015
for
Cyberonics.
FY
2014
figures
as
of
December
31
2014
for
Sorin
translated
at
an
average
exchange
rate
of
$1.33/€1
Sutureless
valve
(Perceval
)
and
Goal-
Directed-Perfusion system
CRT
optimization
system
(SonR
)
Neuromodulation
for Heart Failure (HF)
Central Sleep Apnea
Percutaneous mitral valves
Emerging markets expansion
Growth
Platforms
Neuromodulation
for Heart Failure (HF)
Closed-loop neuromodulation
(AspireSR®)
Obstructive Sleep Apnea
Remote monitoring and seizure detection
$292m
$998m
Manufacturing
Facilities
2
10
Employees
~650
~3,900
Leader in devices for epilepsy and
neuromodulation
pioneer
Global leader in Cardiac Surgery and
leading innovator in CRM
Market
Leadership
1
TM
TM
st
th

Global scale and geographical diversification
São Paulo, Brazil
Cyberonics
Manufacturing and
offices
Sorin
Manufacturing and R&D
Vancouver, BC
Denver, CO
Houston, TX
Costa Rica
Mirandola, Italy
Meylan,
France
Saluggia, Italy
Munich, Germany
Clamart, France
Louvain-la-Neuve, Belgium
Dominican
Republic
Cantù, Italy
Suzhou, China
LivaNova
Business Unit Headquarters

Joint venture, China
Brussels

Highly complementary businesses …
1)
FY 2015 figures as of April 24th 2015 for Cyberonics. FY 2014 figures as of 31st December 2014 for Sorin translated at an average exchange rate of $1.33/€1
Geography
Business Unit
7
Revenues  :  $292m
Neuromodulation
100%
International
19%
US
81%
Revenues
:  $998m
International
77%
US
23%
Cardiac
Surgery
67%
CRM
33%
1
1

Europe
43%
US
36%
Rest of
World
21%
$1.3bn
...leading to diversified product portfolio and broader
geographical reach
Pro
forma
revenues
by
geography
Pro
forma
revenues
by
business
8
1)
FY 2015 figures as of April 24th 2015 for Cyberonics. FY 2014 figures as of 31st December 2014 for Sorin translated at an average exchange rate of $1.33/€1
$1.3bn
Neuromodulation
23%
CRM
25%
Cardiac
Surgery
52%
1
1

•
Bringing together global leaders in Cardiac Surgery and Neuromodulation
•
Leveraging an innovative Cardiac Rhythm Management platform
Leadership in large and growing markets
CARDIAC
SURGERY
NEUROMODULATION
CRM
Cardiopulmonary global
leader
–
#1 in Heart-lung
machines
–
#1 in Oxygenators
Leading player in
mechanical and tissue
valves
On-going roll out of new
products
Long-standing leader in
Neuromodulation
#1 position in devices for
epilepsy
–
FDA approval for
AspireSR®
Pioneer in VNS treatment for
heart failure
–
CE Mark for VITARIA
Leading innovator in CRM
–
Strong position in Europe
and Japan
–
Innovative products
focused on patient
outcomes
–
Robust pipeline

TM

Highly complementary technologies and selling capabilities

Shared technologies
Complementary commercialization capabilities
Implantable electronics
Neuromodulation
Heart Failure
Sleep Apnea
CRM
Wireless
MRI-Compatibility
Remote
Monitoring
ICD
Leads
VNS Science
and Expertise
Algorithms
Closed-
loop
Cardiac Surgeons
Electrophysiologists
HF Cardiologists
Perfusionists
Epileptologists
Neurologists
Neurosurgeons
Market development skills
Patient awareness & physician
education
Selling in competitive markets
Global footprint
Rechargeable

•
Accelerated development and commercialization of new product categories
•
The combined opportunities leverage Cyberonics’ ability to develop markets and
Sorin’s
geographical reach
Opportunities in billion dollar specialty markets
11
Heart
Failure (HF)
Sleep Apnea
Percutaneous Mitral
Potential market opportunity
> $1
billion
> $1
billion
> $1
billion
Cyberonics
programs
VITARIA™
Investment in ImThera
Ownership
of Apnex
assets and
IP (OSA)
-
Sorin
programs
EquiliaTM
Intense
Investment in Respicardia
(CSA)
Investments
in
Caisson,
HighLife,
Cardiosolutions
Timing of earliest
European
market entry
2015
2015
2017
Commentary
Creates
broad portfolio
strength, technological
expertise and market
development potential
Dual path
approach with
opportunities in large and under-
addressed Central and
Obstructive Sleep Apnea markets
Programs in both
Percutaneous
Mitral Repair
and Replacement

~$80 million of annual pre-tax operating synergies to be delivered by the end of 2018
Operating synergies driving significant incremental value
Manufacturing
Cyberonics’ leverage of Sorin’s
commercialization network
Neuromodulation
revenue
Capitalizing on market relationships with wider product range
Heart failure
Building an efficient corporate structure
Corporate overhead
Optimizing clinical trials for Heart Failure; building on technology assets, in particular micro-electronic design, wireless technology and MRI-compatibility
R&D optimization

Purchasing savings and improved manufacturing overhead utilization

Experienced, world-class management team

André-Michel Ballester
Chief Executive Officer
Dan Moore
Non-Executive Chairman
of the Board
Ed Andrle
Strategy, Business Development
and New Ventures/Emerging
Therapies
Brian Sheridan
General Counsel
Pritpal
Shinmar
Global Market Access
David Wise
HR & IT
Demetrio Mauro
Chief Integration Officer
Michel Darnaud
Head of Cardiac
Surgery
Stefano Di Lullo
Head of Cardiac Rhythm
Management
Rohan Hoare
Head of
Neuromodulation
Jacques Gutedel
Head of
Intercontinental
Greg Browne
Interim Chief
Financial Officer

Transaction overview

LivaNova
PLC domicile and listing
•
Incorporated in the UK and UK tax
resident
•
Dual listed on Nasdaq and London Stock
Exchange
Exchange ratio
•
1:1 of LivaNova
stock for Cyberonics
shareholders
•
0.0472:1 of LivaNova
stock for Sorin
shareholders
Ownership
•
Cyberonics shareholders: ~ 54%
•
Sorin shareholders: ~ 46%
Governance
•
Dan Moore (Cyberonics) will be Non-
Executive Chairman
•
André-Michel Ballester (Sorin) will be CEO
•
Board of Directors equally balanced
(4 by Sorin, 4 by Cyberonics and 1 jointly
selected)

Key milestones achieved

Next steps
Transaction timeline: closing expected in Q4 2015
Unanimous approval by BoD
and deal
announcement
26 Feb
US Antitrust approval
14 April
LivaNova
management and integration team
announced
12 May
Sorin
EGM approved proposed merger
26 May
End of 15-day Sorin Shareholder Withdrawal
Right period
12 June
End of 60-day Sorin Creditor Rights period
27 July
Cyberonics stockholders meeting
22 September
Submission of listing application with NASDAQ
& approval of UK LivaNova
prospectus by
UKLA
Joint application to the UK Court & formal
listing submission to LSE
LivaNova
shares begin trading on Nasdaq &
LSE

Driving significant shareholder returns
Revenue growth
acceleration
•
Stronger and more diversified platform for growth
•
Significant revenue potential from highly complementary Heart
Failure programs
•
Leverage Sorin’s
commercialization network for Neuromodulation
Synergies
•
Approximately $80 million annual pre-tax operating synergies by
2018
•
R&D optimization, manufacturing & supply chain and overlapping corporate costs
EPS impact
•
Cash
EPS
accretive
for
all
shareholders
from
2016
•
Significant EPS accretion thereafter
Balance Sheet
implications
•
Compelling financial profile with robust cash flow generation
•
Pro forma net debt position close to zero
16
1)
Cash
EPS
based
on
US
GAAP,
excluding
transaction
related
expenses,
purchase
accounting
and
stock
based
compensation
expenses.
Calculated
on
a
fully-diluted
basis
1

Sorin
Q2 2015 Results*
Ended June 30, 2015
17
•
Robust revenue growth in Cardiac Surgery (€146.7m, +5.5%°)
–
Strong momentum in cardiopulmonary
•
Solid results in Cardiac Rhythm Management (€68.3m, +4.6%°)
–
Growth in Low-Voltage
•
Successful roll-out of Inspire    in Europe, the US and Japan
•
Launch of FlexTherm   , ultimate generation of heating and cooling systems
•
Perceval    ’s approval in Canada and dedicated reimbursement status in Australia
•
Launch of KORA    250, the world’s smallest full-body MRI compatible pacemaker, in Europe
Value
Change
Revenues
€215.6m
+5.2%°
Gross Profit
€121.6m
+10.1%
EBITDA
€32.7m
+14.3%
Adjusted net profit*
€16.5m
+47.0%
°
At comparable foreign exchange rates
*
Adjusted
net
profit:
net
profit
before
after-tax
non-recurring
income
and
expenses
(special
items).
Details
are
available
in
Sorin’s
2015
second
quarter
results
press
release
dated
July
30,
2015
(see
www.sorin.com)
TM
TM
TM
TM

Cyberonics
Q1 2016 Results*
Ended July 24, 2015
18
•
Record net sales of $81m over the quarter
•
Record U.S. net product sales of $67.7m (+15%)
•
Driven by very strong demand for the AspireSR® generator
•
International net sales up 11.4% on a constant currency basis
•
Initial launch of Vitaria™ progressing well
Value
Change
Net Sales
$81.0m
+14.4%
Gross Profit
$71.6m
+8.4%
Adjusted EBITDA
$32.4m
+19.7%
Adjusted non-GAAP income
$27.8m
+26.4%
*Reconciliations between GAAP and non-GAAP financial measures are available in Cyberonics’ fiscal 2016 first quarter results press release dated August 20, 2015 (see www.cyberonics.com)

Contacts

FOR SORIN GROUP:
Investors:
Demetrio Mauro
CFO
Sorin
Group
Tel: +39 02 69969 512
e-mail: investor.relations@sorin.com
Francesca Rambaudi
Director, Investor Relations
Sorin
Group
Tel: +39 02 69969 716
e-mail: investor.relations@sorin.com
Media:
Gabriele Mazzoletti
Director, Corporate Communications
Sorin Group
Tel: +39 02 69969 785
e-mail: corporate.communications@sorin.com
Edward Simpkins
Finsbury (London)
Tel: +44 7947 740 551
e-mail: edward.simpkins@finsbury.com
Kal
Goldberg
Finsbury (New York)
Tel: +1 646 805 2000
e-mail: Kal.Goldberg@finsbury.com
FOR CYBERONICS, INC.:
Investors:
Greg Browne
CFO
Cyberonics, Inc.
Tel: +1 281 228 7262
e-mail: ir@cyberonics.com
Media:
Sard
Verbinnen
& Co
New York:
Andrew Cole / Chris Kittredge
Tel: +1 212 687 8080
London:
Conrad Harrington
+44 020 3178 8914